SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

WRIGHT MEDICAL GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.625% Convertible Senior Notes due 2014
(Title of Class of Securities)

98235TAA5
(CUSIP Number of Class of Securities)

Gary D. Henley
President and Chief Executive Officer
Wright Medical Group, Inc.
5677 Airline Road
Arlington, Tennessee 38002
(901) 867-9971
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Cristopher Greer, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$200,000,000	$23,220.00

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $200,000,000 aggregate principal amount of the issuer’s 2.625% Convertible Senior Notes due 2014 at the tender offer price of $1,000.00 per $1,000 principal amount of such notes.

(2)	The amount of the filing fee was calculated at a rate of $116.10 per $1,000,000 of transaction value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer (the “Tender Offer”) by Wright Medical Group, Inc., a Delaware corporation (“Wright” or the “Company”), to purchase for cash any and all of its 2.625% Convertible Senior Notes due 2014 (the “Notes”) at $1,000.00 per $1,000 principal amount of Notes. The Company will also pay to each Holder who validly tenders the Notes pursuant to the Tender Offer all accrued and unpaid interest up to, but not including, the date on which the Notes are purchased.
     The Company’s obligation to accept for payment, and to pay for, any Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is subject to the satisfaction or waiver of the General Conditions (as defined in the Offer to Purchase dated February 10, 2011 (the “Offer to Purchase”)) described in the Offer to Purchase. See the section of the Offer to Purchase entitled “Conditions to the Tender Offer.”
     The following table summarizes the material pricing terms for the Tender Offer:

	Outstanding
Title of Security and CUSIP Numbers	Principal Amount	Consideration(1)
2.625% Convertible Senior Notes due 2014 98235TAA5	$200,000,000	$1,000.00

(1)	Per $1,000 principal amount of Notes.
     The Tender Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Tender Offer will expire at 8:00 a.m., New York City time, on March 11, 2011, unless extended as described in the Offer to Purchase.
     This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
ITEM 1. SUMMARY TERM SHEET.
     The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) Name and Address. The subject company and issuer of the securities subject to the Tender Offer is Wright Medical Group, Inc., a Delaware corporation. Wright’s principal executive offices are located at 5677 Airline Road, Arlington, Tennessee 38002, and its telephone number is (901) 867-9971.
     (b) Securities. This Schedule TO relates to the Tender Offer by the Company to purchase any and all of its outstanding 2.625% Convertible Senior Notes due 2014 upon the terms and subject to the conditions set forth in the Offer to Purchase. As of February 10, 2011, $200,000,000 aggregate principal amount of such 2.625% Convertible Notes due 2014 were outstanding.
     (c) Trading Market and Price. The information set forth in the section of the Offer to Purchase entitled “Certain Market Information Concerning the Notes” is incorporated in this Schedule TO by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.
     (a) Wright is the filing person and the subject company with its principal executive offices located at 5677 Airline Road, Arlington, Tennessee 38002. Wright’s telephone number at that address is (901) 867-9971. Pursuant to General Instruction C to Schedule TO, the table below sets forth the executive officers, directors and controlling persons of Wright:

Name	Position
Gary D. Blackford	Director
Martin J. Emerson	Director
Lawrence W. Hamilton	Director
Ron K. Labrum	Director
John L. Miclot	Director
Amy S. Paul	Director
Robert J. Quillinan	Director
David D. Stevens	Director (Non-Executive Chairman)
Gary D. Henley	Chief Executive Officer, President and Director
Lance A. Berry	Sr. Vice President & Chief Financial Officer
Frank S. Bono	Sr. Vice President & Chief Technology Officer
Timothy E. Davis, Jr.	Sr. Vice President, Corporate Development
Rhonda L. Fellows	Sr. Vice President, Government Affairs & Reimbursement
William J. Flannery	Vice President, Logistics and Materials
William L. Griffin	Sr. Vice President, Global Operations
Cary P. Hagan	Sr. Vice President, Commercial Operations — EMEA
Karen L. Harris-Coleman	Sr. Vice President, Sales & Marketing, Japan, Latin America & Pacific Rim
Kyle M. Joines	Vice President, Manufacturing
Joyce B. Jones	Vice President & Treasurer
Raymond C. Kolls	Sr. Vice President, General Counsel & Secretary
Lisa L. Michels	Vice President, Chief Compliance Officer
Alicia M. Napoli	Vice President, Clinical & Regulatory Affairs
Edward A. Steiger	Sr. Vice President, Human Resources
Eric A. Stookey	Sr. Vice President & Chief Commercial Officer
John T. Treace	Sr. Vice President, Global Marketing & U.S. Sales
Jennifer S. Walker	Vice President & Corporate Controller
     The business address of each person set forth above is c/o Wright Medical Group, Inc., 5677 Airline Road, Arlington, Tennessee 38002. The telephone number of each person set forth above is (901) 867-9971.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) Material Terms. The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “The Tender Offer,” “Procedures for Tendering and Withdrawing Notes,” “Acceptance for Payment and Payment,” “Conditions to the Tender Offer,” “Material Differences in the Rights of Holders of Notes as a Result of the Tender Offer” and “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference. Item 1004(a)(1)(xi) of Regulation M-A is not applicable.
     (b) Purchases. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.
ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     Other than as set forth below and in the Offer to Purchase, neither the Company nor, to the Company’s knowledge, any person controlling the Company or, to the Company’s knowledge, any of their respective directors, managers or executive officers, is a party to any agreement, arrangement or understanding with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).
     The Company has entered into the following agreement in connection with the Notes: Indenture, dated as of November 26, 2007, by and between Wright Medical Group, Inc. and The Bank of New York, as trustee, relating to Wright Medical Group, Inc.’s 2.625% Convertible Senior Notes due 2014 (including form of 2.625% Convertible Senior Notes due 2014).
     The information set forth in Item 12(d) below is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a) Purposes. The information set forth in the Offer to Purchase in the section entitled “The Tender Offer—Purpose of the Transaction” is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Offer to Purchase in the section entitled “Acceptance for Payment and Payment” is incorporated herein by reference.
     (c) Plans. Other than as set forth in the Offer to Purchase or in the Company’s filings with the Securities and Exchange Commission, the Company does not, and, to the Company’s knowledge, any person controlling the Company or, to the Company’s knowledge, any of their respective directors, managers or executive officers do not, currently have any plans or proposals that relate to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any or all of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (iv) any change in the present Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board of Directors or to change any material term of the employment contract of any executive officer; (v) any other material change in the Company’s corporate structure or business; (vi) a class of equity security of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association; (vii) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (viii) the suspension of the Company’s obligation to file reports pursuant to Section 15(d) of the Exchange Act; (ix) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or (x) any change in the Company’s Certificate of Incorporation, By-Laws or other governing instruments or other actions that could impede the acquisition of control of the Company.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     The section of the Offer to Purchase entitled “The Tender Offer—Source and Amount of Funds” is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (a) Securities Ownership. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous” is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) Solicitations or Recommendations. The section of the Offer to Purchase entitled “Dealer Manager; Information Agent; Depositary” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.
     Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
     Not applicable.
ITEM 12. EXHIBITS.
     Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated February 10, 2011.

(a)(1)(ii)	Form of Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(5)(i)	Press Release dated February 10, 2011.

(b)(1)
Amended and Restated Credit Agreement dated as of February 10, 2011 among Wright Medical Group, Inc., as Borrower; the domestic subsidiaries of Wright Medical Group, Inc., as Guarantors; the Lenders named therein; Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer; SunTrust Bank and Wells Fargo Bank, N.A., as Co-Syndication Agent; and US Bank National Association, as Documentation Agent.

(d)(1)
Indenture dated as of November 26, 2007 by and between Wright Medical Group, Inc. and The Bank of New York, as trustee, relating to Wright Medical Group, Inc.’s 2.625% Convertible Senior Notes due 2014 (including form of 2.625% Convertible Senior Notes due 2014) (incorporated herein by reference to Exhibit 4.1 to Wright Medical Group, Inc.’s Current Report on Form 8-K filed on November 26, 2007).

(d)(2)
Fifth Amended and Restated 1999 Equity Incentive Plan (the 1999 Plan) (incorporated by reference to Appendix A to Wright Medical Group, Inc.’s definitive Proxy Statement filed on April 14, 2008), as amended by First Amendment to the 1999 Plan (incorporated by reference to Exhibit 10.2 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended September 30, 2008).

(d)(3)	2009 Equity Incentive Plan (2009 Plan) (incorporated by reference to Appendix A to Wright Medical Group, Inc.’s definitive Proxy Statement filed on April 15, 2009).

(d)(4)
Form of Executive Stock Option Agreement pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.4 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(5)
Form of Non-US Employee Stock Option Agreement pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.5 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(6)
Form of Non-Employee Director Stock Option Agreement (one year vesting) pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.6 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(7)	Form of Non-Employee Director Stock Option Agreement (four year vesting) pursuant to the 2009 Plan

Exhibit Number	Description
(incorporated by reference to Exhibit 10.7 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(8)
Form of Executive Restricted Stock Grant Agreement pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.8 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(9)
Form of Non-US Employee Restricted Stock Grant Agreement pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.9 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(10)
Form of Non-Employee Director Restricted Stock Grant Agreement (one year vesting) pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.10 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(11)
Form of Non-Employee Director Restricted Stock Grant Agreement (four year vesting) pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.11 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(12)
Form of Non-US Employee Restricted Stock Unit Grant Agreement pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.12 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009)

(d)(13)
Form of Executive Stock Option Agreement pursuant to the 1999 Plan (incorporated by reference to Exhibit 10.13 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(14)
Form of Non-US Employee Stock Option Agreement pursuant to the 1999 Plan (incorporated by reference to Exhibit 10.14 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(15)
Form of Non-Employee Director Stock Option Agreement (one year vesting) pursuant to the 1999 Plan (incorporated by reference to Exhibit 10.15 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(16)
Form of Non-Employee Director Stock Option Agreement (four year vesting) pursuant to the 1999 Plan (incorporated by reference to Exhibit 10.16 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(17)
Form of Executive Restricted Stock Grant Agreement pursuant to the 1999 Plan (incorporated by reference to Exhibit 10.17 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(18)
Form of Non-US Employee Phantom Stock Unit Grant Agreement pursuant to the 1999 Plan. (incorporated by reference to Exhibit 10.18 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(19)
Form of Non-Employee Director Restricted Stock Grant Agreement (four year vesting) pursuant to the 1999 Plan (incorporated by reference to Exhibit 4.9 to Wright Medical Group, Inc.’s Registration Statement on Form S-8 filed on June 18, 2008).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2011	WRIGHT MEDICAL GROUP, INC.
	By:	/s/ Lance A. Berry
		Name:	Lance A. Berry
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX
     Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated February 10, 2011.

(a)(1)(ii)	Form of Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(5)(i)	Press Release dated February 10, 2011.

(b)(1)
Amended and Restated Credit Agreement dated as of February 10, 2011 among Wright Medical Group, Inc., as Borrower; the domestic subsidiaries of Wright Medical Group, Inc., as Guarantors; the Lenders named therein; Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer; SunTrust Bank and Wells Fargo Bank, N.A., as Co-Syndication Agent; and US Bank National Association, as Documentation Agent.

(d)(1)
Indenture dated as of November 26, 2007 by and between Wright Medical Group, Inc. and The Bank of New York, as trustee, relating to Wright Medical Group, Inc.’s 2.625% Convertible Senior Notes due 2014 (including form of 2.625% Convertible Senior Notes due 2014) (incorporated herein by reference to Exhibit 4.1 to Wright Medical Group, Inc.’s Current Report on Form 8-K filed on November 26, 2007).

(d)(2)
Fifth Amended and Restated 1999 Equity Incentive Plan (the 1999 Plan) (incorporated by reference to Appendix A to Wright Medical Group, Inc.’s definitive Proxy Statement filed on April 14, 2008), as amended by First Amendment to the 1999 Plan (incorporated by reference to Exhibit 10.2 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended September 30, 2008).

(d)(3)	2009 Equity Incentive Plan (2009 Plan) (incorporated by reference to Appendix A to Wright Medical Group, Inc.’s definitive Proxy Statement filed on April 15, 2009).

(d)(4)
Form of Executive Stock Option Agreement pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.4 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(5)
Form of Non-US Employee Stock Option Agreement pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.5 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(6)
Form of Non-Employee Director Stock Option Agreement (one year vesting) pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.6 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(7)
Form of Non-Employee Director Stock Option Agreement (four year vesting) pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.7 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(8)
Form of Executive Restricted Stock Grant Agreement pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.8 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(9)	Form of Non-US Employee Restricted Stock Grant Agreement pursuant to the 2009 Plan (incorporated

Exhibit Number	Description
by reference to Exhibit 10.9 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(10)
Form of Non-Employee Director Restricted Stock Grant Agreement (one year vesting) pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.10 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(11)
Form of Non-Employee Director Restricted Stock Grant Agreement (four year vesting) pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.11 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(12)
Form of Non-US Employee Restricted Stock Unit Grant Agreement pursuant to the 2009 Plan (incorporated by reference to Exhibit 10.12 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009)

(d)(13)
Form of Executive Stock Option Agreement pursuant to the 1999 Plan (incorporated by reference to Exhibit 10.13 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(14)
Form of Non-US Employee Stock Option Agreement pursuant to the 1999 Plan (incorporated by reference to Exhibit 10.14 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(15)
Form of Non-Employee Director Stock Option Agreement (one year vesting) pursuant to the 1999 Plan (incorporated by reference to Exhibit 10.15 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(16)
Form of Non-Employee Director Stock Option Agreement (four year vesting) pursuant to the 1999 Plan (incorporated by reference to Exhibit 10.16 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(17)
Form of Executive Restricted Stock Grant Agreement pursuant to the 1999 Plan (incorporated by reference to Exhibit 10.17 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(18)
Form of Non-US Employee Phantom Stock Unit Grant Agreement pursuant to the 1999 Plan. (incorporated by reference to Exhibit 10.18 to Wright Medical Group, Inc.’s quarterly report on Form 10-Q for the quarter ended June 30, 2009).

(d)(19)
Form of Non-Employee Director Restricted Stock Grant Agreement (four year vesting) pursuant to the 1999 Plan (incorporated by reference to Exhibit 4.9 to Wright Medical Group, Inc.’s Registration Statement on Form S-8 filed on June 18, 2008).

(g)	Not applicable.

(h)	Not applicable.